Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

For the Three and Six Months ended June 30, 2012 and 2011

August 1, 2012

MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated August 1, 2012. It should be read in conjunction with the unaudited consolidated financial statements and notes thereto for Wi-LAN Inc. for the three and six months ended June 30, 2012 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2011 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2011 dated March 9, 2012, each as filed with the Canadian securities regulators on SEDAR and with the SEC on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three and six months ended June 30, 2012 and up to and including August 1, 2012. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2011, is available on-line at www.sedar.com and also on our website at www.WiLAN.com. Our registration statement on Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any settlement agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

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•	our expectations with respect to the sufficiency of our financial resources; and

•	our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in our Annual Information Form (“AIF”):

•	certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third party;

•	we may be required to establish the enforceability of our patents in court in order to obtain material licensing revenues;

•	certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents;

•	licensing our patents can take an extremely long time and may be subject to variable cycles;

•	we are currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows;

•	reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect us;

•	changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us;

•	fluctuations in foreign exchange rates impact and may continue to impact our revenues and operating expenses, potentially adversely affecting financial results;

•	we will need to acquire or develop new patents to continue and grow our business;

•	we may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm our business and results of operations;

•	we have made and may make future acquisitions of technologies or businesses which could materially adversely affect us;

•	our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results;

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•	our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially;

•	we may require investment to translate our intellectual property position into sustainable profit in the market;

•	the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;

•	there can be no assurance as to the payment of future dividends;

•	our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies;

•	the trading price of our common shares has been, and may continue to be, subject to large fluctuations;

•	as a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders;

•	if we lose our United States “foreign private issuer” status in the future, it could result in significant additional costs and expenses to us;

•	the financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management;

•	an investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers;

•	our actual financial results may vary from our publicly disclosed forecasts;

•	if at any time we are classified as a passive foreign investment company under United States tax laws, United States holders of our common shares may be subject to adverse tax consequences;

•	the acquisition of, investment in, and disposition of our common shares has tax consequences;

•	substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares to decline, even if our business is doing well;

•	we may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us;

•	certain Canadian laws could delay or deter a change of control; and

•	our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third party.

These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements and forward-looking information.

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Non-GAAP Disclosure

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. It does not have any standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similarly titled measures used by other companies. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

core business and strategy

In mid-2006, we re-focused our business on technology innovation and licensing. At that time, we had twenty patents which included certain patents we believed could be used in a licensing program. In launching the new form of business, a key strategy was to strengthen the patent portfolio to sustain long-term revenue opportunities and associated growth.

Over the past six years, we have grown our full time regular staff from 1 to 48, increased our patent portfolio from 20 patents to more than 3,000 issued or pending patents, signed more than 260 licensees, and grown our annual revenues from approximately $1,900 to approximately $106,000 in our 2011 fiscal year representing a compound annual growth rate of more than 100%. As a result of the increase in the breadth and depth of our patent portfolio, we believe we have more than 40 separate key patent families available to license. We define a patent family in this context as a patent or family of patents that we have mapped to a particular product or industry standard.

During the first quarter of fiscal 2011, we signed license agreements with a number of large semiconductor companies and several specific product vendors. These actions resulted in the dismissal of four of our significant litigations. We believe these license agreements will, over the next several years, generate significant revenues.

Our principal source of revenue is from licensing our patent portfolio and licensing portfolios on behalf of third-party patent holders. We plan to build upon our significant base of signed license agreements and increase our licensing opportunities by growing our patent portfolio with a combination of technology innovation through internal research and development, patent acquisitions, licensing relationships with patent holders, and corporate mergers and acquisitions.

We have licensed patents to companies that sell products utilizing technologies including Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip.

Generally, our licensing agreements take into consideration rights to license the patents covered and past infringement. Revenues may be lump-sum settlements for licensing rights and/or past infringement, fixed-price agreements that are paid over a specified period of time or running royalties based on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Settlement of license agreements is generally made in cash, although we have in the past and may in the future settle license agreements with a combination of cash and in-kind patents. We may consider in-kind patents if the patents fit our value proposition and strategic objectives.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Factors that may affect our royalty rates may include: the clarity of the reads of patent claims on the products of the prospective licensee; the significance of the patented invention to the performance of such products; the strength of any prior art that could invalidate the patents; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of patents that are applicable; the volume of products that infringe; the geographies into which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial status.

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Notwithstanding early success in many areas, the United States and foreign environment for patent licensing companies such as ours has become increasingly difficult during the past several years due to legal developments. In this more difficult licensing environment, we will continue to adapt and evolve to achieve success. Recent examples of our evolution include the hiring of highly qualified specialists and subject matter experts in the applicable technologies, acquisition of patents that have strengthened our patent portfolio and multiple financing deals that have significantly strengthened our financial position. As well, we recently signed significant license agreements with large industry leaders. We believe these recent accomplishments have established a strong foundation for our future operations and growth.

Key Strategic Initiatives

Technology Innovation

Building on our history of technology innovation which directly contributed to the commercialization of broadband wireless products more than a decade ago, we continue to engage in research and development (“R&D”) activities.

Our internal R&D efforts seek to generate new inventions in next generation communications technologies and to identify new technology/commercial product opportunities. With the goal of growing and strengthening our intellectual property portfolio, this technology innovation complements our ongoing activities to jointly license or acquire appropriate technology.

Licensing Capability Growth

Our licensing activities are carried out by a dedicated team of professionals including licensing executives and technical experts. The centralization of licensing activities allows us to license any portion of our patent portfolio, thereby achieving maximum value for our intellectual property. Growth of the team capability and expertise in technology, legal and patent domains will be managed on an ongoing basis taking into account our financial and operating performance.

Licensing Process Execution

We believe our licensing program has delivered significant results. To date, more than 260 companies have licensed one or more of our patented technologies including companies such as ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), Broadcom Corporation (“Broadcom”), CSR plc (“CSR”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), Hon Hai Precision Co., Ltd., Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation (“Nokia”), Panasonic Corporation, Research In Motion Limited, Samsung Electronics Co., Ltd. and Sharp Corporation.

Complementing our determination to reach license agreements through negotiation is our resolve to receive fair compensation for the use of our patented technologies. We are prepared to take all necessary steps, including investing in litigation, to ensure we receive fair value for the use of our patented technologies. We have launched several litigations and have responded to several actions filed against us, all in the areas of patent infringement. Although we cannot anticipate how any litigation will affect ongoing settlement discussions, we believe it is likely that settlement discussions with parties named in a legal action will continue and some parties may be inclined to take licenses.

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Key performance drivers

Markets

Our licensing performance is driven by our ability to license the technologies covered by our patents.

We expect to continue to generate virtually all of our revenues from licensing our patent portfolio and other technologies. We currently have a portfolio of more than 3,000 patents, including issued and pending patents and foreign equivalents, many of which we have licensed to companies that sell products that utilize technologies including: Wi-Fi; CDMA; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

The Institute of Electrical and Electronics Engineers, Inc. (the “IEEE”) is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the operation of that equipment. Similarly, IEEE standards 802.16 d and e define operations standards for WiMAX equipment.

Wi-Fi is a wireless technology standard that permits enabled devices to connect to the Internet through a wireless network, all based on IEEE 802.11 a, b, g or n protocols. Many consumer devices including personal computers, routers, gaming devices and peripheral devices rely on Wi-Fi protocols to connect to the Internet.

CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize and has a very strong position in the North American market and in many Asian and Caribbean nations. UMTS (Universal Mobile Telecommunications System) technology and its HSPA (High-Speed Packet Access) evolution, which are both CDMA-based, is the other main technology currently used in cellular phones.

WiMAX, based on IEEE 802.16 standards, is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including high-speed connectivity for computers and cellular phones.

LTE is a high performance air interface for cellular mobile communications systems competing with WiMAX for adoption by many wireless service providers worldwide as the next evolution in cellular phone technology. With the increase in “smart phone” penetration rates and the desire to share in the roaming revenues of out-of-network cellular phone users, many wireless service providers are working to move to a common air interface standard to promote interoperability.

ADSL is the most common method of providing high-speed Internet access over conventional telephone wiring, currently representing about two-thirds of the global market for broadband network access. We acquired US, Japanese and European ADSL and other telecommunications patent families from Nokia and Fujitsu.

DOCSIS is a standard that governs high-speed data transfer on cable networks and is used in most cable modem deployments in North America to provide high-speed Internet access, and in many digital set-top boxes to enable pay-per-view and on-demand television viewing features.

Bluetooth is a wireless protocol for exchanging data over short distances between fixed and mobile devices that provides a way to connect and exchange information between devices such as mobile phones, laptop computers, digital cameras and other electronics equipment.

V-Chip technology permits television receivers to block programming based on ratings carried with the broadcast signal as detected by a television receiver that has been programmed by parents who wish to manage their children’s television viewing. V-Chip technology has been mandated by the US Federal Communications Commission to be included in all devices capable of receiving a television signal other than televisions having a screen size of thirteen inches or less.

We continue to evaluate all of the patents in our portfolio to determine whether they may be applicable to other technology and product areas.

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The Wi-Fi, CDMA, WiMAX, LTE, ADSL, DOCSIS, Bluetooth and V-Chip markets with respect to which we have licensed many of our patents to date are large, multi-million or multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

•	Wi-Fi – 2011 North American sales of approximately 91 million notebook, netbook and tablet computers, $3.4 billion in worldwide Wi-Fi network infrastructure, and growing to include mobile handsets, portable media players, televisions, Blue-ray disc players, etc. (sources: DisplaySearch; Dell’Oro);

•	US CDMA – 2011 mobile CDMA and WCDMA handset sales of approximately 118 million units and base station sales of approximately $7.4 billion (sources: Strategy Analytics; Dell’Oro);

•	WiMAX – worldwide sales over $1.4 billion in 2011 and expected to grow at a compound annual growth rate of 11% from 2011 to 2015 (source: Dell’Oro);

•	LTE – infrastructure sales of over $7.7 billion expected for 2015, a 86% compounded annual growth rate over the USD$351 million in 2010 sales (source: Dell’Oro);

•	ADSL – ADSL equipment sales are expected to average over $4 billion annually for the next two years, with the subscriber base growing 8% over that period (sources: Dell’Oro);

•	DOCSIS – US sales of approximately 14 million cable modems and $625 million in cable modem termination systems sales in 2011 (source: Dell’Oro);

•	Bluetooth – worldwide Bluetooth semiconductor revenue going from $1.7 billion in 2007 to $3.3 billion by 2012, with approximately 70% of all mobile handsets having Bluetooth functionality by 2012 (source: IDC); and

•	V-Chip – sales of approximately 45.8 million digital televisions in North America in 2011, a growth rate of 4.1% over the previous year (source: DisplaySearch.com).

Financial Condition

Our financial strength, measured in terms of maintaining a solid balance sheet with strong cash reserves, is a critical element in our ability to execute on our strategy of signing patent licensing agreements. Financial strength is also critical to facilitate strengthening our patent portfolio through patent acquisitions, entering into licensing relationships, generating patents on internally developed technology, and engaging in litigation when required. In addition to our balance sheet, we consider our backlog of signed license agreements, measured in a weighted average life remaining term to be an important element of financial condition. Based on the more than 260 licenses signed as of June 30, 2012 we believe our weighted average life remaining of signed licenses is approximately four years.

Financial strength is important when we engage in litigation in order to enforce our intellectual property rights since litigation costs are often significant. We believe that maintaining a substantial cash reserve is an important factor in convincing companies to enter into agreements and avoid protracted litigation. Further, companies that are inclined to enter litigation with us need to understand our ability and resolve to carry these litigations through to completion.

Professional and Systematic Approach to Patent Licensing

A professional and systematic approach to patent licensing is essential to achieve success. We have developed our approach over several years and that approach is founded in a strong understanding of patent law, detailed infringement determinations, and fair and reasonable licensing terms. We believe that our internal technical resources, supported by a network of external advisors, are a fundamental element in a successful licensing program as discussions with potential licensees quickly address technical issues. This approach has been very successful for us as we have signed more than 260 licensees since mid-2006. We believe that this approach can be utilized for any new technology markets that we may choose to enter.

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Technology Development

We have a rich history of technology development and continue to have an active R&D program. Our in-house R&D focuses on the development of advanced technologies that may have licensing applications in the future. By focusing on anticipating problems with the adoption of new technologies, and developing patented solutions to these problems, we can continue to expand our overall licensing programs.

Capability to deliver results

We believe we are well positioned to deliver continued strong financial performance due to our strong and growing patent portfolio, professional and systematic approach to licensing intellectual property, management team, track record of signing patent license agreements, significant base of signed agreements and solid financial position.

Strength of Patent Portfolio and Ability to Derive Value from Patents

As a result of patent acquisitions, licensing relationships and internal technology development, our patent portfolio has continued to grow in numbers, technological diversity and breadth of geographic coverage. As of June 30, 2012, we own more than 3,000 patents and applications. The geographic and technological diversity of our patent portfolio helps to ensure that we will be able to garner royalties applicable to worldwide product sales.

As noted elsewhere in this MD&A, we believe the weighted average life remaining for our current license agreements is approximately four years, meaning we expect to collect revenues from these agreements for, on average, an additional four years although not necessarily equally year to year.

Patent Licensing Methodology

We have developed a methodology for our licensing programs that has yielded strong results since mid-2006 having generated cumulative revenues to the end of 2011 of more than $269,000. When approaching a potential licensee, we present compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate. In many circumstances, we also present the potential licensee with a broad array of patents or families that may be applicable to the licensee thus increasing their risk of not signing a license. If the licensing discussions are stalled or abandoned, we may pursue the protection of our intellectual property through litigation. Without the willingness and capability to enforce patent rights through the courts, a licensing program may not gain credibility and traction in the market. We understand this dynamic and are prepared to use the court system to enforce our rights.

Patent Administration

Our licensing success depends on having a quality portfolio of patents that are not only technically valuable, but are properly filed and maintained in appropriate jurisdictions. We devote a significant effort to the administration of our patent portfolio, ensuring any applications filed reflect the quality required in a licensing program. We maintain a carefully balanced mix of internal and external patent administration resources to optimize patent quality.

Workforce and Management

We employ individuals with unique skill sets and proven abilities to conclude patent license agreements. This is important, since strong patents are only part of what is needed to derive substantial revenues from a patent portfolio. Having expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as critical as having good patents. Our reputation and expertise, together with our proven ability to negotiate license agreements and litigate, if necessary, all contribute significantly to our ability to deliver patent licensing results.

Financial Strength

As at June 30, 2012, we had a cash and cash equivalents, and short-term investments balance of $191,133. During the six months ended June 30, 2012, we repurchased 1,975,100 common shares for a total of $10,836 under the normal course issuer bid (the “2011 NCIB”) which commenced on December 15, 2011 and was completed March 3, 2012 through the facilities of the TSX, repurchased 730,000 common shares for a total of $3,802 under a normal course issuer bid (the “2012 NCIB”) that commenced on March 13, 2012 through the facilities of the TSX, and returned $6,720 to shareholders through dividends. On January 31, 2012, we repaid in cash the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest totaling $233,247, and as at June 30, 2012 we have no debt. We achieved these results while financing our current operations including our significant litigation investments.

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Results and outlook

Overall performance

This MD&A discusses our performance for the three and six months ended June 30, 2012 and 2011.

	Three months ended		Three months ended		Six months ended		Six months ended
	June 30, 2012		June 30, 2011		June 30, 2012		June 30, 2011

Revenue
Royalties	$20,791	100%	$27,419	100%	$45,484	100%	$53,764	100%
Brokerage	-	0%	-	0%	-	0%	-	0%
	20,791	100%	27,419	100%	45,484	100%	53,764	100%

Operating expenses
Cost of revenue	7,022	34%	6,373	23%	14,468	32%	12,365	23%
Research and development	1,980	10%	1,637	6%	4,751	10%	3,100	6%
Marketing, general and administrative	9,184	44%	5,691	21%	16,201	36%	19,815	37%
Realized foreign exchange (gain) loss	(26)	0%	64	0%	(20)	0%	404	1%
Unrealized foreign exchange (gain) loss	1,105	5%	(373)	(1)%	(4,271)	9%	(2,862)	(5)%
Restructuring charges	418	2%	-	0%	418	1%	-	0%
Total operating expenses	19,683	95%	13,392	49%	31,547	69%	32,822	61%
Earnings from operations	1,108	5%	14,027	51%	13,937	31%	20,942	39%

Investment income	182	1%	465	2%	904	2%	782	1%
Interest expense	-	0%	-	0%	(1,126)	(2)%	-	0%
Debenture financing, net	-	0%	-	0%	(31,138)	(68)%	-	0%
Earnings (loss) before income taxes	1,290	6%	14,492	53%	(17,423)	(38)%	21,724	40%

Provision for (recovery of) income tax expense
Current	697	3%	717	3%	1,922	4%	1,724	3%
Future	742	4%	3,476	13%	(4,785)	(11)%	(10,098)	(19)%
Provision for (recovery) of income tax expense	1,439	7%	4,193	15%	(2,863)	(6)%	(8,374)	(16)%
Net earnings (loss)	$(149)	(1)%	$10,299	38%	$(14,560)	(32)%	$30,098	56%

Earnings (loss) per share
Basic	$0.00		$0.08		$(0.12)		$0.25
Diluted	0.00		0.08		(0.12)		0.25

Weighted average number of common shares
Basic	121,338,319		122,391,639		121,577,498		119,751,247
Diluted	121,338,319		124,821,577		121,577,498		122,365,607

•	Revenues for the three and six months ended June 30, 2012 were $20,791 and $45,484, respectively, representing a decrease of $6,628 or 24% and $8,280 or 15%, respectively over the three and six months ended June 30, 2011;

•	Operating expenses for the three and six months ended June 30, 2012 were $19, 683 and $31,547, respectively, which represents an increase of $6,291 or 46% and a decrease of $1,275 or 3%, respectively, as compared to the three and six months ended June 30, 2011. Excluding the unrealized foreign exchange gain/loss, asset write-off and restructuring charges, operating expenses for the three and six months ended June 30, 2012 were $17,951 and $35,191, respectively, as compared to $13,765 and $35,684 for the same periods last year respectively;

•	Net loss for the three and six months ended June 30, 2012 was $149 or $0.00 per basic and diluted share and $14,560 or $0.12 per basic and diluted share, respectively, as compared to net earnings for the three and six months ended June 30, 2011 of $10,299 or $0.08 per basic and diluted share and $30,098 or $0.25 per basic and diluted share, respectively. Net earnings for the six months ended June 30, 2012 included $31,138 of debenture financing costs. Net earnings for the six months ended June 30, 2011 included a recovery of future tax of $10,098 as a result of the reversal of a portion of our valuation allowance of $13,574 related to our deferred tax assets.

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The table below reconciles the net earnings to the adjusted earnings.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net earnings (loss) under GAAP	$(149)	$10,299	$(14,560)	$30,098

Adjusted for:
Unrealized foreign exchange gain	1,105	(373)	(4,271)	(2,862)
Depreciation and amortization	6,171	5,482	12,338	10,602
Stock based compensation	876	845	1,931	1,531
Restructuring charges	418	-	418	-
Asset write-off related to restructuring	209	-	209	-
Interest expense	-	-	1,126	-
Debenture financing, net	-	-	31,138	-
Income tax expense (recovery)	1,439	4,193	(2,863)	(8,374)
Adjusted earnings	$10,069	$20,446	$25,466	$30,995

Adjusted earnings per basic share	$0.08	$0.17	$0.21	$0.26

Weighted average number of common shares
Basic	121,338,319	122,391,639	121,577,498	119,751,247
Diluted	121,338,319	124,821,577	121,577,498	122,365,607

The adjusted earnings for the three and six months ended June 30, 2012 were $10,069 and $25,466, respectively, as compared to $20,446 and $30,995 for the three and six months ended June 30, 2011. The decrease in adjusted earnings for the three months ended June 30, 2012 is primarily attributable to the decrease in revenue and an increase in litigation expenses, cost of revenue and R&D expenses. The decrease in adjusted earnings for the six months ended June 30, 2012 is primarily attributable to the decrease in revenue and an increase in cost of revenue and R&D expenses, partially offset by a decrease in litigation expenses.

Revenues

Revenues for the three and six months ended June 30, 2012 were $20,791 and $45,484, respectively, representing a decrease of $6,628 or 24% and $8,280 or 15%, respectively over the three and six months ended June 30, 2011. The decrease in revenues for the three and six months ended June 30, 2012 is primarily attributable to the timing of fixed payment amounts as a result of the significant license agreements signed during the three and six months ended June 30, 2011.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenues	$20,791	$27,419	$45,484	$53,764
Decrease from comparative period	(24)%		(15)%

Our revenues are derived from five principal sources: (i) running royalty agreements pursuant to which licensees pay us royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; (iv) licensing patents owned by a third party; or (v) the outright sale of patents providing the acquirer exclusive rights to the technology (“Brokerage”). License agreements are generally for a five to eight year period but can be significantly longer. We consider revenue to be earned when we have persuasive evidence of an arrangement, all obligations that we need to perform have been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is reasonably determinable and collection is reasonably assured.

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. The impact of these factors may become less significant in the future given the significant fixed license agreements signed during the first six months of fiscal 2011. See “Risk Factors” contained in our AIF for more detailed information.

2012 Second Quarter Financial Results	10

MD&A

Revenue is comprised as follows:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Royalties	100%	100%	100%	100%
Brokerage	0%	0%	0%	0%
	100%	100%	100%	100%

Two licensees accounted for more than 10% of revenues from royalties for the three and six months ended June 30, 2012 as compared to three licensees for the three months ended June 30, 2011 and one licensee for the six months ended June 30, 2011. For the three and six months ended June 30, 2012, the top ten licensees accounted for 86% and 82% of revenues from royalties, respectively, whereas in the comparable periods last year the top ten licensees accounted for 79% and 76% of revenues from royalties, respectively.

For the three and six months ended June 30, 2012 and 2011 there were no revenues from Brokerage. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

Cost of Revenue

Cost of revenue includes all costs associated with our patent licensing activities including any third-party royalty payments required under royalty arrangements, staff costs, and other costs incurred in conducting license negotiations as well as amortization expense related to acquired patents. We also include, as a cost of revenue, any business development costs related to sourcing new patent portfolios or developing new strategic partnerships.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Cost of revenue	$864	$884	$2,157	$1,744
Amortization of patents	5,922	5,322	11,851	10,328
Stock-based compensation	236	167	460	293
	$7,022	$6,373	$14,468	$12,365
Percent of revenue	34%	23%	32%	23%
Increase from comparative period	10%		17%

Cost of revenue for the three and six months ended June 30, 2012 was $7,022 or 34% of revenues and $14,468 or 32% of revenues, respectively, as compared to $6,373 or 23% of revenues and $12,365 or 23% of revenues for the three and six months ended June 30, 2011, respectively. The increase in expenses for the three and six months ended June 30, 2012 is primarily attributable to an increase in compensation costs as a result of increased staffing levels, and amortization expense as a result of patent acquisitions we completed during fiscal 2011, partially offset by a decrease in third-party royalties. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and patent brokerage programs and should be expected to increase as we add programs to our business operations.

A key element of our strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through relationships with patent holders that may be accounted for as acquisitions. Any further acquisitions will increase amortization expense from our current levels. We have acquired approximately $193,000 in patents since November 1, 2006.

2012 Second Quarter Financial Results	11

MD&A

Research and development expense

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Research and development	$1,874	$1,489	$4,277	$2,778
Depreciation	112	51	216	75
Stock-based compensation	(6)	97	258	247
	$1,980	$1,637	$4,751	$3,100
Percent of revenue	10%	6%	10%	6%
Increase from comparative period	21%		53%

We designed, developed and sold or licensed a variety of advanced digital wireless technologies, systems and products since our inception in the early 1990s until 2006. Over the course of our history, our strength has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems and build technologies for those new requirements. Today, we are focusing our R&D efforts on advanced wireless technologies. These efforts have fostered inventions that form the basis of a number of new patent applications. The costs associated with these efforts, principally staff costs (including stock based compensation) and certain external consultants, are classified as R&D. During the three months ended June 30, 2012, we undertook a review of our R&D program the result of which was to focus the R&D efforts specifically on generating patents in advanced wireless technologies but not the commercialization of these patented inventions and accordingly, reduced the staff from sixteen to seven. As a result, we expect this component of R&D expenses to remain below $2,000 annually for the foreseeable future.

We also consider the expenses related to the management of our patent portfolio as R&D costs because they directly relate to our most important asset, our patents. The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks. Many of these costs are directly related to the size and depth of our patent portfolio.

For the three and six months ended June 30, 2012, R&D expenses were $1,980 or 10% of revenue and $4,751 or 10% of revenue, respectively, as compared to $1,637 or 6% revenue and $3,100 or 6% of revenue for the three and six months ended June 30, 2011, respectively. The increase in spending is primarily attributable to the increased level of staff and increased costs associated with the size and breadth of our patent portfolio.

Marketing, general and administration expense

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Marketing, general and administrative costs	$2,353	$2,177	$4,810	$3,911
Litigation expense	5,839	2,276	9,697	13,642
Incentive costs	-	548	-	1,072
Asset write-off related to restructuring	209	-	209	-
Depreciation	137	109	272	199
Stock-based compensation	646	581	1,213	991
	$9,184	$5,691	$16,201	$19,815
Percent of revenue	44%	21%	36%	37%
Increase (decrease) from comparative period	61%		(18)%

Marketing, general and administrative (“MG&A”) expenses represent the cost of litigation and corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company. For the three and six months ended June 30, 2012, MG&A expenses amounted to $9,184 or 44% of revenues and $16,201 or 36% of revenue, respectively, as compared to $5,691 or 21% of revenue and $19,815 or 37% of revenue for the three and six months ended June 30, 2011, respectively. The increase in spending for the three months ended June 30, 2012 is primarily attributable to an increase in litigation expenses partially offset by a decrease in incentive costs. The decrease in spending for the six months ended June 30, 2012 is primarily attributable to a decrease in litigation expenses and incentive costs, partially offset by an increase in non-litigation MG&A costs.

2012 Second Quarter Financial Results	12

MD&A

The increase in non-litigation related MG&A costs for the three months ended June 30, 2012 is primarily attributable to increased staff costs. The increase in non-litigation related costs for the six months ended June 30, 2012 is primarily attributable to the accrual of variable compensation costs related to employee bonuses and restricted share units, staff costs and public company related costs as a result of our listing on NASDAQ in fiscal 2011.

Non-litigation related MG&A costs will vary from period to period depending on activities and initiatives undertaken, and changes in staffing levels in any given period.

Our litigation expenses consist of all expenses related to the management and conduct of our litigation activities and include the costs of internal resources assigned to the litigation management function, external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations.

For the three and six months ended June 30, 2012, litigation expenses amounted to $5,839 and $9,697, respectively, as compared to $2,276 and $13,642 for the same periods last year, respectively. The increase in litigation for the three months ended June 30, 2012 is attributable to an increase in the level of litigation activities in comparison to the same period last year. The decrease in litigation expenses for the six months ended June 30, 2012 is attributable to a decrease in the level of litigation activities. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and are expected to increase significantly in fiscal 2012 given the level of litigation matters that are currently active.

During the six months ended June 30, 2012, we realized an increased level of litigation activities primarily as a result of the launch of patent infringement actions before the U.S. District Court for the Eastern District of Virginia (the “EDVA Court”) (which was settled by June 12, 2012) and the U.S. District Court for the Southern District of Florida (the “SDFL Court”) (which is currently progressing towards its discovery phase), and extensive preparation for the “claims construction” hearing held April 26, 2012 in our action before the U.S. District Court for the Eastern District of Texas (the “EDTX Court”) against Alcatel-Lucent USA Inc. and other defendants.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

In certain of our patent infringement litigations we have been represented by the law firm of McKool Smith (“McKools”). Pursuant to our engagement with McKools, in consideration for a discount on fees, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received from these litigations up to a maximum of $27,986. Pursuant to the license agreements and settlements relating to these litigations signed to date, we have collected and expect to collect proceeds from these litigations over the next five years. Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at June 30, 2012, the current and long term portion of the success fee obligation is $6,377 and $11,864, respectively. During the three months ended June 30, 2012, we paid McKools $9,745 based on proceeds collected March 31, 2012.

During the six months ended June 30, 2012, the following events have taken place with respect to the litigation matters we disclosed in the March 9, 2012 MD&A for our year ended December 31, 2011:

•	in our action against LG Electronics, Inc. (“LG”) and LG Electronics U.S.A., Inc. (collectively, “LGE”) before the U.S. District Court for the Southern District of New York, we announced on March 8, 2012 that U.S. District Court Judge Kaplan had adopted most of the earlier recommendations of U.S. Magistrate Judge Peck in this case, ruling that LGE did not infringe our U.S. patent number 5,828,402 (the “402 patent”) on a claim construction issue, and that Judge Kaplan had granted LGE’s motion for summary judgment against WiLAN. This ruling is limited to only LGE products with respect to patent infringement and does not make any determinations regarding the validity of the 402 patent. We remain confident of the validity of the 402 patent and its wide applicability to the industry in general and LGE’s products in particular and have filed an appeal of Judge Kaplan’s ruling in the United States Court of Appeals for the Federal Circuit.

2012 Second Quarter Financial Results	13

MD&A

•	in our action against companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., and HTC Corporation (“HTC”) before the EDTX Court with respect to 4 of our U.S. patents, a “claims construction” hearing was held on April 26, 2012, with the decision rendered on May 16, 2012 in which the EDTX Court adopted interpretations that we believe are favorable to us on all of the claim terms in dispute, including rejecting all ten of the defendants’ proposed constructions and often adopting our constructions verbatim. The trial in this case is scheduled for April 8, 2013 and it is currently continuing through the discovery phase.

•	in our action against HTC before the EDTX Court relating to the 222 patent and the 802 patent, the EDTX Court issued a scheduling order on February 7, 2012 setting the “claims construction” hearing in this action for February 21, 2013 and the trial in this action for August 5, 2013. This case continues through the discovery phase.

•	in our action against Apple Inc., Alcatel-Lucent USA Inc., Dell Inc., Hewlett-Packard Company, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless America, Inc. before the EDTX Court relating to the 222 patent and the 802 patent, we have requested that the EDTX Court consolidate this action with the separate HTC action also relating to the 222 patent and the 802 patent. The “claims construction” hearing in this action is scheduled for February 28, 2013 and the trial for this action is scheduled for March 10, 2014.

•	in the action that we and 01 Communique Laboratory, Inc. filed against Bomgar Corporation in the EDVA Court on January 4, 2012, the parties have settled this case and it was dismissed on June 12, 2012.

•	in our action against Research In Motion Limited and Research In Motion Corporation (collectively, “RIM”) before the SDFL Court, RIM has filed an answer alleging non-infringement, invalidity, and unenforceability. On June 12, 2012, the SDFL Court issued a scheduling order setting the “claims construction” hearing in this action for February 14 and 15, 2013 and the trial in this action for February 24, 2014. This case continues through the discovery phase.

•	with respect to the ex parte re-examination at the U.S. Patents and Trademarks Office (the “USPTO”) of the 402 patent, we announced on April 10, 2012 that the USPTO had confirmed the validity of all the claims in the 402 Patent and had allowed the addition of more than 30 new claims to the 402 patent.

Realized foreign exchange gain/loss

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Realized foreign exchange (gain) loss	$(26)	$64	$(20)	$404
Percent of revenue	0%	0%	0%	1%
Decrease from comparative period	(141)%		(105)%

Our realized foreign exchange gain/loss represents the loss on unhedged transactions denominated in currencies other than our functional currency, U.S. dollars.

Unrealized foreign exchange gain/loss

	Three months ended		Three months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Unrealized foreign exchange (gain) loss	$1,105	$(373)	$(4,271)	$(2,862)
Percent of revenue	5%	(1)%	(9)%	(5)%
Increase (decrease) from comparative period	(396)%		49%

The unrealized foreign exchange loss recognized in the three months ended June 30, 2012 and the unrealized foreign exchange gain recognized in the six months ended June 30, 2012 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at June 30, 2012.

2012 Second Quarter Financial Results	14

MD&A

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities in currencies other than U.S. dollars.

Restructuring charges

During the three months ended June 30, 2012, we undertook a workforce reduction which resulted in a restructuring charge of $418. The components of the charge included $300 for severance, benefits and other costs associated with the termination of the affected employees, and $118 for lease obligations. In addition, we wrote-off $209 of assets related to this workforce reduction which was included in marketing, general and administration expense.

The following table summarizes details of the restructuring charges and related reserves:

	Workforce Reduction	Lease Obligation	Total

Charges	$300	$118	$418
Cash payments	(297)	(4)	(301)
	$3	$114	$117

Investment income

Our recorded investment income for the three and six months ended June 30, 2012 was $182 and $904, respectively as compared to $465 and $782 for the three and six months ended June 30, 2011, respectively. Investment income includes interest earned on deposits and short-term investments, as well as, gains on equity holdings. For the three and six months ended June 30, 2012 and 2011, investment income included gains on equity holdings of nil. The increase in investment income for the six months ended June 30, 2012 is attributable to an increased cash position.

Interest expense and debenture financing costs

For the three and six months ended June 30, 2012, we recognized interest expense, in addition to the accretion noted below, of $1,126 based on the coupon rate of 6.0%. On January 31, 2012 we repaid in cash the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest and therefore there will be no further Debenture related expenses or costs.

	Three months ended			Six months ended
	June 30, 2012		June 30, 2011	June 30, 2012		June 30, 2011

Accretion of debt discount	$-		$-	$25,175		$-
Foreign exchange loss on debenture retirement	-		-	4,217		-
Amortization of financing costs	-		-	1,746		-
	$-		$-	$31,138		$-
Percent of revenue	0%		0%	68%		0%
Increase from comparative period	NM	*		NM	*

* NM - percentage is not meaningful as the change is too large

Income taxes

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Current income tax expense	$697	$717	$1,922	$1,724
Future income tax expense (recovery)	742	3,476	(4,785)	(10,098)
Net income tax expense (recovery)	$1,439	$4,193	$(2,863)	$(8,374)

Current income tax expense % of revenue	3.4%	2.6%	4.2%	3.2%

2012 Second Quarter Financial Results	15

MD&A

Income tax expense for the three months ended June 30, 2012 was $1,439 as compared to $4,193 for the same period last year. Income tax recovery for the six months ended June 30, 2012 was $2,863 as compared to $8,374 for the same period last year. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three and six months ended June 30, 2012 was approximately 26% and for the year ended December 31, 2011 was approximately 28%.

We assessed the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty. For the three and six months ended June 30, 2012, we recorded a deferred income tax expense of $742 and a deferred income tax recovery of $4,785, respectively, which is primarily attributable to the recognition of the deferred tax liabilities associated with the debenture financing that was fully repaid during the three months ended March 31, 2012. There is a valuation allowance of $5,585 as at June 30, 2012 (December 31, 2011 - $4,474). We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the six months ended June 30, 2012, we recorded non-refundable investment tax credits earned of $158 as a deferred tax recovery.

The current income tax expense for the three and six months ended June 30, 2012 and 2011, consisted of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three and six months ended June 30, 2012 was 3.4% of revenue and 4.2% of revenue, respectively as compared to 2.6% of revenues and 3.2% of revenues for the same periods last year, respectively. The increase in withholding tax expense as a percentage of revenue is attributable to the increase in revenue from jurisdictions for which there is no tax treaty relief.

2012 Second Quarter Financial Results	16

MD&A

selected consolidated quarterly performance

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended June 30, 2012	Three months ended March 31, 2012	Three months ended December 31, 2011	Three months ended September 30, 2011

Revenues	$20,791	$24,693	$24,224	$27,821

Adjusted earnings	$10,069	$15,397	$17,761	$22,769

Adjusted earnings per share
Basic	$0.08	$0.13	$0.14	$0.18
Diluted	$0.08	$0.13	$0.14	$0.18

Net earnings (loss)	$(149)	$(14,411)	$(5,618)	$7,317

Net earnings (loss) per share
Basic	$0.00	$(0.12)	$(0.05)	$0.06
Diluted	$0.00	$(0.12)	$(0.04)	$0.06

Weighted average number of common shares
Basic	121,338,319	121,816,678	123,581,452	123,443,900
Diluted	121,338,319	121,816,678	125,214,015	125,618,973

Thousands of U.S. dollars except per share amounts	Three months ended June 30, 2011	Three months ended March 31, 2011	Three months ended December 31, 2010	Three months ended September 30, 2010

Revenues	$27,419	$26,345	$11,194	$11,258

Adjusted earnings	$20,442	$10,549	$(4,811)	$979

Adjusted earnings per share
Basic	$0.17	$0.09	$(0.05)	$0.01
Diluted	$0.16	$0.09	$(0.05)	$0.01

Net earnings (loss)	$10,299	$19,799	$(11,206)	$(6,216)

Net earnings (loss) per share
Basic	$0.08	$0.17	$(0.11)	$(0.06)
Diluted	$0.08	$0.17	$(0.11)	$(0.06)

Weighted average number of common shares
Basic	122,391,639	117,081,518	104,877,986	103,334,579
Diluted	124,821,577	119,875,722	104,877,986	103,334,579

2012 Second Quarter Financial Results	17

MD&A

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF and, also include the following:

•	competitive conditions in our industry, including strategic initiatives by us, our licensees or competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;

•	our ability to sign license agreements;

•	decisions relating to our patents issued pursuant to litigation or administrative proceedings;

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents, and short-term investments amounted to $191,133 at June 30, 2012, representing a decrease of $242,577 from the $433,710 held at December 31, 2011. The decrease is primarily attributable to the repayment of the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest totaling $233,247 and the repurchase of common shares under the 2011 NCIB and the 2012 NCIB totaling $14,638.

At June 30, 2012 we had working capital of $174,322, success fee obligation of $11,864 and patent finance obligations of $3,929 which relates to deferred payment terms on patents we acquired during the three months ended March 31, 2011.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the six months ended June 30, 2012, we had no borrowings under this facility.

Under the 2011 NCIB which commenced on December 15, 2011 and completed on March 3, 2012, we repurchased 1,975,100 common shares during the three months ended March 31, 2012 for a total of $10,836.

2012 Second Quarter Financial Results	18

MD&A

On March 13, 2012, we received regulatory approval for the 2012 NCIB through the facilities of the TSX. Under the 2012 NCIB, we can purchase up to 9,500,000 common shares. The 2012 NCIB commenced on March 15, 2011 and is expected to be completed on December 13, 2012. We repurchased 730,000 common shares under the 2012 NCIB during the six months ended June 30, 2012 for a total of $3,802.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at June 30, 2012, there were 121,295,447 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at June 30, 2012, 12,129,545 common shares combined. As at June 30, 2012, we had 8,561,931 options outstanding and 76,856 DSUs outstanding.

financial instruments

We are exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivables, settlement of liabilities and management of cash and cash equivalents, and short-term investments.

Credit risk

Credit risk is the risk of financial loss to us if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

Our cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Our management does not expect any counter-party to fail to meet their obligations.

Our exposure to credit risk with our accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. Our licensees are currently, for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong and China. Credit risk from accounts receivable encompasses the default risk of our licensees. Prior to entering into license agreements with new licensees we assess the risk of default associated with the licensee. In addition, on an ongoing basis, we monitor the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, take appropriate action to follow up on those balances considered overdue. We have had no significant bad debts for any periods presented.

We do not believe that there is significant credit risk arising from any of our licensees for which revenue has been recognized. If one of our major licensees is unable to settle amounts due, however, the impact on us could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amount. At June 30, 2012, one licensee accounted for 10% or more of total accounts receivable (December 31, 2011 – two licensees).

2012 Second Quarter Financial Results	19

MD&A

Financial assets past due

The following table provides information regarding the aging and collectability of our accounts receivable balances as at June 30, 2012:

Not past due	$892
Past due 1 - 30 days	158
Past due 31 - 60 days	66
Past due 61 - 90 days	43
Over 91 days past due	67
Less allowance for doubtful accounts	(117)
Total accounts receivable	$1,109

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, August 1, 2012, approximately $40 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and we continue to conduct business with them on an ongoing basis. Accordingly, our management has no reason to believe that this balance is not fully collectable in the future.

We review financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the applicable licensee to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At June 30, 2012, we had a provision for doubtful accounts of $117 (December 31, 2011 - $25) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Market risk

Market risk is the risk to us that the fair value of future cash flows from our financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of our generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose us to interest rate risk are our cash and cash equivalents and short-term investments. Our objective in managing our cash and cash equivalents and short-term investments is to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with our banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, we only place investments with Canadian chartered banks and ensure that access to the amounts placed can be obtained on short-notice.

Currency risk

A portion of our revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in U.S. dollars, our operating results are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavourable impact on Canadian dollar denominated revenues and a favourable impact on Canadian dollar denominated operating expenses. Recently, decreases in the value of the Canadian dollar relative to the U.S. dollar have had a positive impact on our Canadian dollar denominated operating expenses. Approximately 18% of our cash and cash equivalents, and short-term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. The recent decrease in the value of the Canadian dollar relative to the U.S. dollar has had a negative impact on our Canadian dollar denominated cash and cash equivalents, and short-term investments.

We may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that we engage in risk management activities related to foreign exchange rates, we may be subject to credit risks associated with the counterparties with whom we contract.

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Our objective in obtaining forward foreign exchange contracts is to manage our risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and to secure our profitability on anticipated future cash flows. We do not use forward foreign exchange contracts for speculative or trading purposes.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. The following outlines the accounting policies and practices involving the use of professional judgment and estimates that are critical to determining our financial results.

Revenue recognition

Application of the accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Revenue arrangements may be comprised of multiple elements. Judgment is required in determining the deliverables that exist in an arrangement and the nature of these deliverables. Revenue recognition requires the arrangement fee to be allocated to the elements on a relative fair value basis. Judgment and estimates are required when determining the relative fair value of elements utilizing stand-alone prices for similar deliverables where it exists or third-party evidence of stand-alone price or internally generated estimates of standalone price. Revenue for elements of a license arrangement treated as a sale is recognized when delivered. Judgment is required in determining when delivery has occurred including assessing if significant obligations exist that must be completed and the timing of when the significant risks and rewards of ownership have been transferred.

As part of our licensing agreements with third parties, we are able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the period which the aforementioned revenue criteria is met and the amounts become reimbursable.

Certain arrangements may contain extended payment terms. Judgment is required in determining if the payment terms impact the ability to recognize revenue due to concerns over collectability arising from credit risk or the risks of granting concessions.

Share-Based Payments

We have a Share Option Plan for our employees, officers, directors and consultants that we record at fair value. The fair value of our options is determined using the Black-Scholes option pricing model and judgments to estimate the term of our options, the volatility of our common shares and future dividends. In addition, judgment is required in estimating the amount of option awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our operating results could be materially impacted.

Investment Tax Credits

At June 30, 2012, we have approximately $6,155 (December 31, 2011 - $6,221) of non-refundable investment tax credits carried forward, relating primarily to past R&D. These credits can be applied against future income taxes payable and are subject to a 20 year carry-forward period. Judgment is required in determining the amount of unutilized investment tax credits to record as an asset. In assessing the potential utilization of investment tax credits, we have considered whether it is more likely than not that some portion or all of the unutilized investment tax credits will be realized based upon estimates of our anticipated income tax position in future periods. We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

Valuation of Deferred Income Tax Assets and Future Income Tax Expense (Recovery)

As at June 30, 2012, we had accumulated $19,868 of unused R&D expenditures for income tax purposes. These deductions are available without expiry to reduce future year’s taxable income. We also had approximately $50,574 of tax losses available for carry forward. As a result, as of June 30, 2012, we have a related deferred income tax asset of $21,019 which has been fully booked. Judgment is required in determining the amounts of deferred income tax assets and liabilities and the related valuation allowance recorded against the net deferred income tax assets. In assessing the potential realization of deferred income tax assets, we have considered whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. Our management assesses the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty at each reporting period. We estimate when deferred income tax assets will be realized and classify them as current and long term accordingly. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period. As at June 30, 2012, we had a valuation allowance of $5,585 (December 31, 2011 - $4,474).

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Current Income Tax Expense

On an ongoing basis, our management reviews the estimated current tax position and the use of accumulated tax deductions. Based on this review, we recognized a current income tax expense of $697 and $1,922 for the three and six months ended June 30, 2012, respectively, consisting of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

Patents and Other Intangibles

We have acquired patents, license agreements and other intangible assets directly, through business acquisitions or as full or partial settlement of licensing fees. In determining the fair value of these patents and other intangibles, we make estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. We also make estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from our patent portfolio. Our patent portfolio as at June 30, 2012 is being amortized on a straight-line basis over the remaining useful lives of the patents which range from six to fourteen years. If our basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from our patent portfolio is adversely affected by future events or circumstances, we will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value. We have determined that there were no indications of possible impairment during the year.

Goodwill

Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired. We will also test goodwill for impairment more frequently if events or circumstances warrant.

As a whole, we are considered one reporting unit. We estimate the value of our reporting unit based on market capitalization. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test which compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.

We have determined there were no indications of possible impairment during the six months ended June 30, 2012.

Estimation uncertainty

Critical accounting policies and estimates utilized in the normal course of preparing our consolidated financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values, amortization, allowance for bad debt, legal contingency estimate, useful lives of property, equipment and intangible assets, valuation of intangibles, valuation of debt securities, and measurement of deferred taxes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis where required.

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These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in these consolidated financial statements. The estimates are impacted by many factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2012, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at June 30, 2012. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of June 30, 2012, our internal control over financial reporting is effective.

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CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the three and six months ended June 30, 2012 that have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

For the year ended December 31, 2012, management will be required to attest to the effectiveness of the “internal control over financial reporting” pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com